 NEWS RELEASE

For Immediate Release
February 18, 2009

Ten Holdings elects not to proceed with proposed equity offering

WINNIPEG – Canwest Global Communications Corp. (“Canwest”) announced today that Ten Network Holdings Limited (“Ten Holdings”) has elected not to proceed with its proposed equity offering.

In a market update issued Monday, Ten Holdings – which owns and operates the TEN Television Network in Australia and EYE Corp.’s multi-national out-of-home advertising business – announced a potential equity offering of up to approximately 13% of its current outstanding shares. Canwest owns 56.6% of Ten Holdings.

While there was investor interest in Ten Holdings’ proposal, the difficult financial market conditions in Australia led to terms that Ten Holdings did not find acceptable.

 “We made it clear from the outset that this equity offering was being undertaken proactively and that we would not proceed with it unless we could achieve an acceptable outcome," Ten Holdings’ executive chairman Nick Falloon said.

Mr. Falloon added, "Ten Holdings remains well capitalized and is comfortably within the requirements of its lending facilities.’’

The trading halt in Ten Holdings shares will be lifted when trading commences in Australia later today.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended November 30, 2008. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites, radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com